Mail Stop 6010

May 30, 2007

Timothy Morse
Altera Corporation
Chief Financial Officer
101 Innovation Drive
San Jose, CA 95134

        RE: **Altera Corporation**
                 Form 10-K for the fiscal year ended December 29, 2006
                 Filed February 27, 2007
                 Form 10-K/A for the year ended December 30, 2005
                 File No. 0-16617

Dear Mr. Morse:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Martin F. James
                              Senior Assistant Chief Accountant